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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            R&G FINANCIAL CORPORATION
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                                (name of Issuer)

                              Class B Common Stock
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                         (Title of Class of Securities)

                                    749136107
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                                 (CUSIP Number)

                                   Ramon Prats
                    Vice Chairman of the Board and President
                            R&G Financial Corporation
                           280 Jesus T. Pinero Avenue
                           San Juan, Puerto Rico 00918
                                 (787) 758-2424

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2001
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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         (*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 749136107

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         (1)      NAME OF REPORTING PERSON

                  Ramon Prats

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         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(**)
                                                                        (a) [ ]
                                                                        (b) [X]
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         (3)      SEC USE ONLY

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         (4)      SOURCE OF FUNDS(*) SC, AF

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         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

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         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

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NUMBER OF         (7)      SOLE VOTING POWER                           550,454
SHARES            -------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                         0
OWNED BY          -------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER                      550,454
REPORTING         -------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER                    0
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         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED                  550,454
                  BY EACH REPORTING PERSON
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         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES(*)               [ ]
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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.14%

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         (14)     TYPE OF REPORTING PERSONAL(*)        IN

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                     (*)SEE INSTRUCTIONS BEFORE FILLING OUT


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Item 1            Security and Issuer.

                  The equity securities under report and to which this statement relates are the Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of R&G Financial Corporation, Inc. (the "Company"). The principal executive offices of the Company are located at 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico, 00918.

Item 2.           Identity and Background.

         (a)      Ramon Prats.

         (b) The business address of Mr. Prats is: c/o R&G Financial Corporation, 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico, 00918.

         (c) Mr. Prats serves as the Vice Chairman of the Board of Directors and President of the Company. Mr. Prats also serves as President of R& Mortgage Corp., R&G Premier Bank of Puerto Rico, and Mortgage Store of Puerto Rico, Inc., as a director of R&G Mortgage Corp. and Continental Capital Corp, and as Vice Chairman of the Board of Directors of R&G Premier Bank. Each of R&G Premier Bank of Puerto Rico, R&G Mortgage Corp., Mortgage Store of Puerto Rico, Inc. and Continental Capital Corp are subsidiaries of the Company (the "Subsidiaries"), and the address for each of them is: 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico, 00918.

         (d) Mr. Prats has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Prats has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Mr. Prats is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         A majority of the shares of Class B Common Stock held directly by Mr. Prats were awarded to him by the Company in lieu of compensation for his role as a director and officer of the Company and its Subsidiaries. The remainder of the shares of Class B Common Stock directly held by Mr. Prats are shares of R-G Premier Bank which were exchanged for shares of Class B Common Stock of the Company.

         Mr. Prats has also been awarded options to acquire additional shares of Class B Common Stock through from the Company pursuant to the 1996 Stock Option Plan and by Victor J. Galan, the Chairman of the Board and Chief Executive Officer of the Company, as is discussed in further detail below.



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         On September 25, 1997 the Company distributed a 4:5 stock split. On
         June 25, 1998, the Company effected a 2:1 stock split. All share amounts and per share prices herein are adjusted to take into account these stock splits.

         (a)      Directly Held Shares of Class B Common Stock

                  (i) From Company

                  Mr. Prats acquired 72,000 of his shares of Class B Common Stock from the Company on August 27, 1996 in lieu of further consideration for services rendered as an officer and director of the Company and its Subsidiaries. These shares were not registered under the Securities Act of 1933.

                  (ii) From Exchange

                  Mr. Prats acquired shares in the predessor to R&G Premier Bank in 1987 in consideration for $10,000. In January 1997, those shares were exchanged for shares of Class B Common Stock, which now amount to 10,454 shares of Class B Common Stock.

         (b)      Options for Shares of Class B Common Stock

                  (i) From the Company

                  In compensation for his services rendered as a director and officer of the Company and its Subsidiaries, Mr. Prats has acquired stock options from the Company to purchase an aggregate amount of 288,000 shares of Class B Common Stock, at an exercise price of $4.03 a share, pursuant to the 1996 Stock Option Plan.

                  (ii) From Victor J. Galan

                  Mr. Prats holds an option to acquire an aggregate of 360,000 shares of Class B Common Stock, at a purchase price of $4.03 a share, from Victor J. Galan, the Chairman of the Board of Directors and Chief Executive Officer of the Company, by virtue of a Stock Option Agreement dated May 8, 1998 between Mr. Prats and Mr. Galan, a copy of which is attached hereto as
                  Exhibit 1. Under the terms of Stock Option Agreement, shares vest 1/6th each year. As of May 8, 2001, half of the shares under the Stock Option Agreement, or 180,000 shares have become vested and are exercisable within 60 days of the date of this filing. The vesting on May 8, 2001 gave rise to Mr. Prats' Schedule 13D filing obligation.


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Item 4.           Purpose of Transaction.

                  Except as referenced in response to Item 6 below, Mr. Prats currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of the Company of which Mr. Prats is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its Subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its Subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation systems of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.           Interest in Securities of the Issuer.

         (a) Mr. Prats beneficially owns 550,454 shares of Class B Common Stock (including options to acquire 180,000 shares of Class B Common Stock from Mr. Galan and 288,000 options to acquire shares of Class B Common Stock under the Company Stock Option Plan, both types of options are exercisable within 60 days), which represent approximately 5.14% of the 10,237,675 outstanding shares of Class B Common Stock of the Company.

         (b) Mr. Prats has sole power to vote and dispose of all 550,454 shares of Class B Common Stock over which he is attributed beneficial ownership.

         (c) Mr. Prats did not effect any transactions involving the Class B Common Stock of the Company; rather, he became vested in an additional 60,000 shares of Class B Common Stock from options given to him by Mr. Galan on May 8, 2001. This additional vesting gave rise to Mr. Prats' Schedule 13D filing obligation. See also the response to
         Item 3(b)(ii) hereof.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Prats securities reported herein.

         (e)      Not applicable.


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Item 6.           Contracts, Arrangements, Understandings or Relationships With
                  Respect to Securities of the Issuer.

         On May 8, 1998, Mr. Prats executed a stock option agreement (the "Stock Option Agreement"), pursuant to which he was granted by Victor Galan the option (the "Option") to purchase up to 360,000 shares of Class B Common Stock (the "Option Shares"). The following description summarizes certain terms and conditions of the Stock Option Agreement, but does not purport to be a complete description of all of its terms and is qualified in its entirety by reference to the copy of the Stock Option Agreement filed herewith as Exhibit 1 to this Schedule.

         The Stock Option Agreement was executed by Mr. Galan in consideration of Mr. Prats' agreement to render faithful and efficient service to the Company with such duties and responsibilities as the Company shall from time to time prescribe, and as inducement for Mr. Prats to remain in the service of the Company and for his increased efforts during such service.

         The Option is exercisable as follows: (a) with respect to all of the Option Shares, upon the occurrence of a "Change of Control" of the Company (defined, for purposes of the Stock Option Agreement, as the acquisition by any person other than Mr. Galan of direct or indirect beneficial ownership of voting securities of the Company representing 50% or more of the Company's outstanding securities), or the death, disability or retirement (on or after reaching age
65) of Mr. Prats; and (b) upon the occurrence of any sale by Mr. Galan of his Class A Common Stock or his Class B Common Sock, in full or in part (a "Stock Disposition"), with respect to the number of Option Shares corresponding to the same proportion of the total number of Option Shares as the amount of common stock sold by Mr. Galan bears to the total number of common stock shares owned by Mr. Galan at the time. In either of the foregoing instances, the Option to acquire the corresponding number of Option Shares shall expire on the first anniversary of the event that makes the Option exercisable.

         In the event of a Stock Disposition, Mr. Prats shall have the option to cause Mr. Galan to purchase all or part of the Option at a price (the "Put Price") equal to the price at which Mr. Galan shall have made the Stock Disposition less (i) the exercise price of $4.03 per share and less (ii) the proportionate share of the costs incurred by Mr. Galan in effecting the Stock Disposition.

         If neither a Change of Control or a Stock Disposition has occurred, the Option shall be exercisable during a period of six years beginning on the first anniversary of Stock Option Agreement as follows:

         (1) beginning on its first anniversary, Mr. Prats may exercise up to one-sixth of the total number of Option Shares;
         (2) beginning on its second anniversary, Mr. Prats may exercise up to one-third of the total number of Option Shares;
         (3) beginning on its third anniversary Mr. Prats may exercise up to one-half of the total number of Option Shares;


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         (4)      beginning on its fourth anniversary, Mr. Prats may exercise up to two-thirds of the total number of Option Shares;
         (5) beginning on its fifth anniversary, Mr. Prats may exercise up to five-sixths of the total number of Option Shares; and
         (6) beginning on its sixth anniversary, Mr. Prats may exercise the total number of Option Shares.

         The purchase price of the Class B Shares covered by the Option is $4.03 per share. The Stock Option Agreement contains certain anti-dilution adjustment provisions for the number of Class B Shares subject to the Option.

         The Option shall expire in the event that Mr. Prats employment with the Company terminates for any reason other than death, disability or retirement (on or after reaching age 65), except that Mr. Prats may exercise the Option with respect to any Option Shares for which the Option is then exercisable for a period of 30 days following such termination of employment.

         The Option is not transferable by Mr. Prats (except to his estate pursuant to the laws of descent and distribution).

Item 7.           Materials to be Filed as Exhibits.

                  Copy of Stock Option Agreement (Exhibit 1).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:            May 31, 2001.



                                       By: /s/ Ramon Prats
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                                           Ramon Prats